UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 20)

Willis Lease Finance Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

970646 10 5

(CUSIP Number)

Charles F. Willis, IV

c/o Willis Lease Finance Corporation

4700 Lyons Technology Parkway

Coconut Creek, Florida 33073

(561) 349-9989

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 15, 2020

Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this statement, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

The share numbers listed for voting and dispositive power as of a particular date include the number of shares into which options were exercisable or would be exercisable within 60 days of such date.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

September 15, 2020

CUSIP No. 970646 10 5

1	Names of Reporting Persons: CFW Partners, L.P. I.R.S. Identification Nos. of above persons (entities only). 68-0392529

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO, PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,134,148

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,134,148

11	Aggregate Amount Beneficially Owned 2,134,148

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 32.54%

14	Type of Reporting Person PN

September 15, 2020

CUSIP No. 970646 10 5

1	Names of Reporting Persons: Charles F. Willis, IV I.R.S. Identification Nos. of above persons (entities only).

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO, PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 802,402

	8	Shared Voting Power 2,141,550

	9	Sole Dispositive Power 518,402

	10	Shared Dispositive Power 1,857,550

11	Aggregate Amount Beneficially Owned 2,943,952

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 44.89%

14	Type of Reporting Person IN

September 15, 2020

CUSIP No. 970646 10 5

1	Names of Reporting Persons: Austin Chandler Willis I.R.S. Identification Nos. of above persons (entities only).

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO, PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 112,979

	8	Shared Voting Power 660,595

	9	Sole Dispositive Power 74,280

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned 773,574

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 11.79%

14	Type of Reporting Person IN

The Schedule 13D filed with the Securities and Exchange Commission on December 11, 2000 (the “Initial 13D”) by CFW Partners, the Trust and Mr. Charles F. Willis, IV with respect to the Common Stock, par value $0.01 per share (the “Shares”), issued by Willis Lease Finance Corporation, a Delaware corporation (the “Issuer”), as amended on August 28, 2013, October 1, 2013, July 7, 2015, December 23, 2015, March 23, 2016, May 20, 2016, June 8, 2016, October 6, 2016, April 4, 2018, September 13, 2018, April 1, 2019, June 27, 2019, September 16, 2019, November 4, 2019, February 10, 2020, March 10, 2020, March 16, 2020, April 6, 2020 and August 26, 2020 (together with the Initial 13D, the “13D”), is hereby amended as set forth below.  Capitalized terms not defined herein have the meanings ascribed to them in the 13D.

Item 4.  Purpose of the Transaction

Item 4 of the 13D is hereby amended to add the following:

On September 15, 2020, Austin C. Willis revoked the Durable Power of Attorney (Military) (“Military Durable PoA”) executed by him on August 24, 2012 in favor of his father, Charles F. Willis, IV.  As a result, Charles F. Willis, IV no longer shares with Austin C. Willis (i) voting power over 98,161 restricted stock award Shares owned by Austin C. Willis, or (ii) investment power over 59,462 vested restricted stock award Shares owned by Austin C. Willis.

Except as set forth in this Item 4, the Reporting Persons do not have any plans or proposals with respect to any of the actions specified in Item 4 of the 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the 13D is hereby amended to add the following:

(a) As of September 15, 2020, the Reporting Persons beneficially owned the following Shares:

•                  Austin C. Willis: 773,574

•                  Charles F. Willis, IV: 2,943,952

•                  CFW Partners: 2,134,148

(b) As of September 15, 2020, the Reporting Persons had the power to vote, dispose of or direct the vote or disposition of the following Shares:

Austin C. Willis:
Sole Voting Power	112,979
Shared Voting Power	660,595
Sole Dispositive Power	74,280
Shared Dispositive Power	0
Total beneficially owned	773,574

Charles F. Willis, IV
Sole Voting Power	802,402
Shared Voting Power	2,141,550
Sole Dispositive Power	518,402
Shared Dispositive Power	1,857,550
Total beneficially owned	2,943,952

CFW Partners:
Shared Voting Power	2,134,148
Shared Dispositive Power	2,134,148
Total beneficially owned	2,134,148

(c)  The response to Item 4 is incorporated by reference herein.  In addition to the revocation of the Military Durable PoA described in Item 4, the following table sets forth a description of transactions with respect to the Shares effected since the most recent Schedule 13D/A filed by the Reporting Persons on August 26, 2020:

Reporting Person	Transaction Date	Number of Shares (Sold)/Acquired	Price Per Share	Where/How Effected
Austin C. Willis	August 27, 2020	(605)	$22.16	(1),(2)
Austin C. Willis	August 28, 2020	(2,500)	$22.09	(1),(3)
Austin C. Willis	August 31, 2020	(505)	$22.01	(1),(4)
Austin C. Willis	September 1, 2020	(984)	$22.06	(1),(5)
Austin C. Willis	September 2, 2020	(2,023)	$22.04	(1),(6)
Austin C. Willis	September 4, 2020	33,000	$0	(7)

1. Shares sold in the open market through a broker pursuant to a Rule 10b5-1 trading plan adopted by Austin C. Willis on August 18, 2020.

2. This transaction was executed in multiple trades at prices ranging from $22.00 to $22.31. The price report above reflects the weighted average sale price.

3. This transaction was executed in multiple trades at prices ranging from $22.00 to $22.30. The price report above reflects the weighted average sale price.

4. This transaction was executed in multiple trades at prices ranging from $22.00 to $22.06. The price report above reflects the weighted average sale price.

5. This transaction was executed in multiple trades at prices ranging from $22.05 to $22.09. The price report above reflects the weighted average sale price.

6. This transaction was executed in multiple trades at prices ranging from $22.00 to $22.25. The price report above reflects the weighted average sale price.

7. Gift of shares from The Charles F. Willis, IV 2016 Descendants’ Trust, Elizabeth Leatherman as Initial Trustee and Peak Trust Company — AK as Corporate Administrative Trustee, to 2019 Willis Family Trust, Austin Willis Trustee

(d) No person(s) other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Issuer beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the 13D is hereby amended to add the following:

The response to Item 4 is incorporated by reference herein.

Item 7.   Materials to be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following exhibits as the last exhibits of Item 7 of the 13D:

1.   Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

CFW PARTNERS, L.P.

Date: September 17, 2020	By:	/s/ Charles F. Willis, IV
Charles F. Willis, IV
its General Partner

Date: September 17, 2020	By:	/s/ Charles F. Willis, IV
Charles F. Willis, IV

Date: September 17, 2020	By:	/s/ Austin Chandler Willis
Austin Chandler Willis

EXHIBIT 1

JOINT FILING AGREEMENT

Agreement among CFW Partners, L.P., a Delaware limited partnership, Charles F. Willis, IV and Austin Chandler Willis, whereby, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, each of the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D with respect to the equity securities of Willis Lease Finance Corporation and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing, provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement in counterpart as of this 17th day of September 2020.

CFW PARTNERS, L.P.

Date: September 17, 2020	By:	/s/ Charles F. Willis, IV
Charles F. Willis, IV,
its General Partner

Date: September 17, 2020	By:	/s/ Charles F. Willis, IV
Charles F. Willis, IV

Date: September 17, 2020	By:	/s/ Austin Chandler Willis
Austin Chandler Willis